UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 11-K

___________________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2010

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-50332

PREMIERWEST BANCORP 401(K) PROFIT SHARING PLAN

(Full title of the Plan)

PREMIERWEST BANCORP

(Name of the issuer of the securities held pursuant to the Plan)

503 Airport Road

Medford, OR 97504

(address of principal executive office of the issuer)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public

Accounting Firm and Financial Statements

(with supplemental information) for

PremierWest Bancorp

401(k) Profit Sharing Plan

December 31, 2010 and 2009

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4 – 13

SUPPLEMENTAL INFORMATION
Schedule H, line 4(i) – Schedule of assets (held at end of year)	14 – 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

PremierWest Bancorp 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PremierWest Bancorp 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon

June 29, 2011

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS
Investments, at fair value:
Pooled separate accounts	$ 6,429,861	$ 5,574,713
Registered investment companies	2,012,919	1,771,188
Collective investment trusts	1,929,659	1,894,109
PremierWest Bancorp common stock	503,045	714,432
	10,875,484	9,954,442

Receivables:
Notes receivable from participants	154,197	171,993
Participant contributions	250	-
Employer contributions	29	-
	154,476	171,993

NET ASSETS AVAILABLE FOR BENEFITS
AT FAIR VALUE	11,029,960	10,126,435

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
held in collective investment trusts	(38,622)	(12,713)

NET ASSETS AVAILABLE FOR BENEFITS	$ 10,991,338	$ 10,113,722

See accompanying notes.	2

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$ 427,491
Dividends	14,009
441,500

Interest income on notes receivable from participants	10,199

Contributions:
Participant	1,460,175
Employer	203,995
Rollovers	7,200
1,671,370

Total additions	2,123,069

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS
ATTRIBUTED TO
Benefits paid to participants	(1,242,469)
Administrative expenses	(2,984)
Total deductions	(1,245,453)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	877,616

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	10,113,722

End of year	$ 10,991,338

3	See accompanying notes.

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the PremierWest Bancorp 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of PremierWest Bancorp and its subsidiary, PremierWest Bank (collectively, the Bank or Employer). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility – All employees of the Bank who are age 18 or older are eligible to participate in the Plan beginning on their date of hire.

Contributions – Each participant may elect to contribute a portion of his or her annual compensation up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation by the Bank as a payroll deduction and are remitted to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

In addition, at its sole discretion, the Bank may make matching contributions and/or additional contributions up to the maximum allowed by the IRC. The Bank elected to match 25% of each participant’s deferral contributions up to 6% of the participant’s salary or a maximum contribution of 1.5% for the year ended December 31, 2010. No profit sharing contributions were made during the year ended December 31, 2010. Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and the Plan’s earnings or losses. Allocations are based on the participant’s contributions, eligible compensation, or account balances, as defined. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Vesting – Participants are immediately vested in their elective contributions, all rollovers and transfers from other qualified plans, and the actual earnings or losses on these contributions, rollovers and transfers. Vesting in the participant’s share of the Employer’s contributions and actual earnings or losses thereon is based on years of credited service according to the following schedule:

Completed Years of Service	Percent Vested

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

In addition, upon death, disability or retirement at age 59 1/2 or older, participants will immediately become 100% vested in their share of the Bank’s contributions and the actual earnings or losses thereon.

Notes receivable from participants – Participants who meet certain requirements of the Plan may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance. No more than one loan may be approved for any participant in a twelve-month period. Participant loan transactions are treated as transfers to (from) the applicable investment fund from (to) the participant loan receivable fund. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. The participant loans bear interest at rates commensurate with local prevailing rates as determined by the Loan Administrator. These rates are fixed at the time of the note. Note terms generally range from one to five years but may be extended to be payable within a reasonable time commensurate with the repayment of commercial lenders for similar loans if the loan is used to purchase a primary residence. Principal and interest is paid ratably through semi-monthly payroll deductions. Interest rates on notes outstanding at December 31, 2010 ranged from 5.25% to 10.25%, with various maturity dates through August 2037.

Payments of benefits – Upon retirement, death or separation of service, participants (or their beneficiaries) may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Upon retirement or separation of service with an account balance less than $1,000, the plan administrator will distribute payment in the form of a lump-sum. Upon retirement or separation of service with an account balance of more than $1,000 but not exceeding $5,000, and if the participant does not choose a lump-sum distribution, the plan administrator will roll over the distribution into an individual retirement account. If the vested portion of the account balance exceeds $5,000 (disregarding any rollover contributions), the Plan permits the participant to elect distribution as a lump sum or installment for required minimum distributions only.

5

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Forfeitures – If a participant terminates employment before becoming fully vested, the unvested portion of the Bank’s contributions is forfeited upon the earlier of the distribution of the participant’s entire vested account or a distribution of the participant’s account derived from employer contributions, which were not fully vested at the distribution date. Forfeitures, as they occur, shall be applied to reduce the Bank’s subsequent matching contributions. At December 31, 2010 and 2009, forfeited unvested accounts totaled $1,394 and $2,363, respectively. During the year ended December 31, 2010, forfeitures of $28,492 were used to reduce the Bank’s matching contribution.

Plan termination – Although it has not expressed any intention to do so, the Bank has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared on the accrual basis of accounting under accounting principles generally accepted in the United States of America.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent accounting pronouncements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the guidance applicable on January 1, 2010. See Note 4.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants and segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010 and has reclassified participant loans of $154,197 and $171,993 from investments to notes receivable from participants for the years ended December 31, 2010 and 2009, respectively.

Investment valuation – Investments are stated at fair value.

6

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts – The Plan invests in a collective investment trust which holds fully benefit-responsive investment contracts that are required to be reported at contract value as that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Authoritative guidance requires the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.

Payment of benefits – Benefits are recorded when paid.

Plan expenses – All expenses incurred to maintain the Plan are paid by the Bank. Certain transaction fees, which are charged directly to the respective participants’ accounts, are paid by the Plan.

 Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

Reclassifications – Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. The reclassifications have not impacted the net decrease in assets available for benefits.

7

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENTS

All investments are participant directed. Participants have the option of investing in the common stock of the Plan Sponsor, as well as pooled separate accounts, collective investment trusts and registered investment company contracts. Principal maintains participant contributions in a general account. The account is allocated with earnings or losses on the underlying investments and is charged for participant withdrawals and administrative fees. Participants should refer to the separate prospectuses for a complete description of the individual investment options.

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2010	2009

Pooled separate accounts:
Principal Lifetm 2030 Sep Acct-R4	$ 1,435,387	$ 1,303,608
Principal Lifetm Str Inc Sep Acct-R4	$ 1,017,773	$ 846,557
Principal Lifetm 2020 Sep Acct-R4	$ 883,131	$ 834,032
Principal Lifetm 2010 Sep Acct-R4	$ 681,455	$ 705,855
Collective investment trusts:
Principal Stable Value Fund*	$ 1,891,037	$ 1,881,396
Registered investment companies:
American Funds Growth Fund of America-R3	$ 570,704	**
Neuberger Berman Partners Adv Fund	**	$ 592,086
PremierWest Bancorp Common Stock	**	$ 714,432

*Contract value has been presented for the Plan’s investment in the Principal Stable Value Fund as it is the relevant measurement for financial statement purposes.

**Indicates investment was less than 5% of net assets available for benefits.

During the year ended December 31, 2010, the Plan’s investments, including gains and losses on investments purchased, sold, as well as held during the year, appreciated (depreciated) in value as follows:

Pooled separate accounts	$ 842,465
Registered investment companies	226,385
Collective investment trusts	67,329
PremierWest Bancorp common stock	(682,779)

Net appreciation in fair value of investments	$ 453,400

8

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2	Inputs to the valuation methodology are quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Pooled separate accounts – The Plan’s investments in pooled separate accounts are valued based on the net asset value (NAV) of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the NAV is generally classified within level 2 of the valuation hierarchy. However, the fair value of the Commercial real estate funds are classified within level 3 of the valuation hierarchy as it was operating under withdrawal as of year-end and participants may not have been able to receive distributions equal to the NAV of the fund. As of December 31, 2010, redemption requests were being fulfilled on a pro rata basis as cash became available for distribution.

Registered investment companies – Shares of registered investment company funds are valued at quoted market prices which represent the NAV of shares held by the Plan at year end.

Collective investment trusts – Units held in collective trusts are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The net asset value of a collective investment fund is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a collective investment fund is classified within level 2 of the valuation hierarchy.

9

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

Common stock – The Plan’s investment in the Plan Sponsor’s common stock is valued at the closing price reported on the active market on which the security is traded.

The following tables disclose, by level of the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2010 and 2009:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Target date funds	$ -	$ 4,497,369	$ -	$ 4,497,369
Blend funds	-	1,556,828	-	1,556,828
Growth funds	-	231,827	-	231,827
Value funds	-	56,980	-	56,980
Commercial real estate funds	-	-	86,857	86,857

Total pooled separate accounts	-	6,343,004	86,857	6,429,861

Registered investment companies:
Blend funds	1,033,632	-	-	1,033,632
Growth funds	571,444	-	-	571,444
Bond funds	281,562	-	-	281,562
Value funds	126,281	-	-	126,281

Total registered investment companies	2,012,919	-	-	2,012,919

Collective investment trusts	-	1,929,659	-	1,929,659
PremierWest Bancorp common stock	503,045	-	-	503,045

Total investment assets at fair value	$ 2,515,964	$ 8,272,663	$ 86,857	$ 10,875,484

10

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Target date funds	$ -	$ 3,713,515	$ -	$ 3,713,515
Blend funds	-	1,481,550	-	1,481,550
Growth funds	-	161,325	-	161,325
Value funds	-	97,095	-	97,095
Commercial real estate funds	-	-	121,228	121,228

Total pooled separate accounts	-	5,453,485	121,228	5,574,713

Registered investment companies:
Blend funds	984,621	-	-	984,621
Growth funds	501,556	-	-	501,556
Bond funds	268,191	-	-	268,191
Value funds	16,820	-	-	16,820

Total registered investment companies	1,771,188	-	-	1,771,188

Collective investment trusts	-	1,894,109	-	1,894,109
PremierWest Bancorp common stock	714,432	-	-	714,432

Total investment assets at fair value	$ 2,485,620	$ 7,347,594	$ 121,228	$ 9,954,442

11

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

The following table discloses the summary of changes in the fair value of the Plan’s level 3 investment assets:

Commercial
Real Estate Funds

Balance as of January 1, 2010	$ 121,228
Realized gains	3,272
Unrealized gains relating to instruments
still held at the reporting date	11,133
Net purchases, settlements and
dispositions	(48,776)

Balance as of December 31, 2010	$ 86,857

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. Given the level of risk associated with investment securities, it is reasonably possible that changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 6 – TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan’s custodian, Principal Trust Company, is a subsidiary of Principal Financial Group. Therefore, transactions with these entities qualify as exempt party-in-interest transactions.

The Bank is the Plan Sponsor and administrator and pays certain administrative costs including accounting, legal and consulting fees on behalf of the Plan. All of the trustees are also participants of the Plan. The Plan invests in shares of the Plan Sponsor’s common stock, which are publicly traded and in which Plan participants have the option of investing. The Plan’s investment in the Plan Sponsor’s common stock totaled $503,045 and $714,432 at December 31, 2010 and 2009, respectively.

12

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – TAX STATUS

The Plan has adopted a volume-submitter plan sponsored by a third party. The volume-submitter plan received an opinion letter dated July 29, 2002 from the Internal Revenue Service, stating the volume submitter plan, as then designed, meets the requirements of the applicable sections of the Internal Revenue Code (IRC). The Plan has not filed individually with the Internal Revenue Service for a letter regarding the Plan’s qualified status. However, the Plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Net assets available for benefits per financial statements	$ 10,991,338	$ 10,113,722

Adjustment from contract value to fair value for
fully benefit-responsive investment contracts
held in collective investment trusts	38,622	12,713

Net assets available for benefits
per Form 5500	$ 11,029,960	$ 10,126,435

The following is a reconciliation of net increase in assets for the year ended December 31, 2010:

Net increase in net assets available for
benefits per financial statements	$ 877,616
Net appreciation in fair value of fully
benefit-responsive investment contracts
held in collective investment trusts	25,909

Net income per Form 5500	$ 903,525

13

SUPPLEMENTAL INFORMATION

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

EIN 93-1282171

PLAN 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

		(c)
	(b)	Description of Investment, Including			(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)		Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost		Value

*	Union Bond & Trust Company	Common/Collective Trust Principal Stable Value Fund	**	+	$ 1,929,659
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2030 Sep Acct-R4	**		1,435,387
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2020 Sep Acct-R4	**		1,017,773
*	Principal Life Insurance Company	Pooled Separate Account Prin LifeTime Strat Income Sep Acct-R4	**		883,131
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2010 Sep Acct-R4	**		681,455
	American Funds	Registered Investment Company Am Fnds Grwth Fnd of Am R3 Fund	**		570,704
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2040 Sep Acct-R4	**		530,209
	Neuberger Berman Management	Registered Investment Company Neub Berm Partners Adv Fund	**		507,695
*	PremierWest Bancorp	Employer Security PremierWest Bancorp	**		503,045
	Lord Abbett	Registered Investment Company Lord Abbett Fundmntl Equity P Fund	**		481,492
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2025 Sep Acct-R4	**		378,547
*	Principal Life Insurance Company	Pooled Separate Account Principal Diversified Intl Sep Acct-R4	**		333,390
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2015 Sep Acct-R4	**		285,187
	American Century Investments	Registered Investment Company Am Cent Intl Bond A Fund	**		248,631
*	Principal Life Insurance Company	Pooled Separate Account Principal Intl SmallCap Sep Acct-R4	**		204,066
*	Principal Life Insurance Company	Pooled Separate Account Prin SmCap S&P 600 Index Sep Acct-R4	**		185,140
*	Principal Life Insurance Company	Pooled Separate Account Principal MidCap Blend Sep. Acct-R4	**		155,167
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2050 Sep Acct-R4	**		139,721
*	Principal Life Insurance Company	Pooled Separate Account Principal U.S. Property Sep Acct-R4	**		86,857
	BlackRock	Registered Investment Company BlackRock Equity Dividend A Fund	**		68,790

14

PREMIERWEST BANCORP 401(k) PROFIT SHARING PLAN

EIN 93-1282171

PLAN 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

DECEMBER 31, 2010

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Heartland Funds	Registered Investment Company Heartland Value Plus Fund	**	$ 51,237
	Fidelity Investments	Registered Investment Company Fidelity Advantage SmallCap T Fund	**	44,445
*	Principal Life Insurance Company	Pooled Separate Account Principal MidCap Value I Sep Acct-R4	**	39,469
	Alliance Funds, Inc.	Registered Investment Company Alliance Bernstein Global Bond Fund	**	32,931
*	Principal Life Insurance Company	Pooled Separate Account Principal SmallCap Growth I Sep Acct-R4	**	27,761
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2035 Sep Acct-R4	**	21,374
*	Principal Life Insurance Company	Pooled Separate Account Principal SmallCap Value II Sep Acct-R4	**	17,511
	Nations Funds	Registered Investment Company Columbia Intl Value A Fund	**	6,254
*	Principal Life Insurance Company	Pooled Separate Account rincipal LifeTime 2045 Sep Acct-R4	**	5,997
*	Principal Life Insurance Company	Pooled Separate Account Principal LifeTime 2055 Sep Acct-R4	**	1,719
	Jennison Dryden	Registered Investment Company Prudential Jenn Small Co A Fund	**	740
*	Participant Loans	Interest rates range from 5.25% to 10.25%; maturing through August 2037	--	154,197

				$ 11,029,681
*	Indicates party-in-interest
*	Information is not required as investments are participant directed
+	Presented at fair value

15

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011	PremierWest Bancorp 401(k) Profit Sharing Plan
By: /s/Douglas N. Biddle Douglas N. Biddle Plan Trustee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm